

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 14, 2007

Mr. Jack M. Laskowitz
Chief Financial Officer and Treasurer
Paradise, Inc.
1200 Dr. Martin Luther King, JR., Blvd.
Plant City, Florida 33563

Re: **Paradise, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2006
        File No. 0-03016

Dear. Mr. Laskowitz:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                            Sincerely,

                                            Karl Hiller
                                            Branch Chief